Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, ORBCOMM Inc. had common stock, par value $0.01 per share, registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. References herein to “ORBCOMM,” “we,” “our,” and “us” and similar references mean ORBCOMM Inc., excluding, unless the context otherwise requires, its subsidiaries.

The following description of our common stock includes a summary of certain provisions of our restated certificate of incorporation and our amended bylaws. This description is subject to the detailed provisions of, and is qualified by reference to, our restated certificate of incorporation and our amended bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part.

We are authorized to issue (1) 250,000,000 shares of common stock, with a par value of $0.001 per share, of which 78,344,013 shares were issued and outstanding as of February 21, 2020 and (2) 50,000,000 shares of preferred stock, with a par value of $0.001 per share, of which 1,000,000 shares are designated as Series A convertible preferred stock and 40,624 shares were outstanding as of February 21, 2020. The authorized shares of our common stock and preferred stock are available for issuance without further action by our stockholders, unless the action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

Certain of the provisions described below could have the effect of discouraging transactions that might lead to a change of control of us. These provisions:

•

establish a classified board of directors whereby our directors are divided into three classes, nearly equal in number as possible, and elected for staggered three-year terms in office so that only a portion of our directors stand for election in any one year;

•	require stockholders to provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders;
•	require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation; and
•	preclude stockholders from amending our bylaws or calling a special meeting of stockholders.

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Common Stock

Dividends.  Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding-up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Voting.  Each holder of common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

Other Rights.  Our restated certificate of incorporation provides that, unless otherwise determined by our board of directors, no holder of shares of common stock will have any right to purchase or subscribe for any stock of any class that we may issue or sell.

Preferred Stock

General. Our restated certificate of incorporation permits us to issue up to 50,000,000 shares of our preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. The designations and the relative rights, preferences and limitations of the preferred stock of each series will be fixed by an amendment to our restated certificate of incorporation relating to each series adopted by our board, including:

•	the maximum number of shares in the series and the distinctive designation;
•	the terms on which dividends, if any, will be paid;
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the terms on which the shares may be redeemed, if at all, including any restrictions on the repurchase or redemption of such shares by us while there is an arrearage in the payment of dividends or sinking fund installments if applicable;

•	the terms of any sinking fund for the purchase or redemption of the shares of the series;
•	the amounts payable on shares in the event of liquidation, dissolution or winding up;
•	the terms and conditions, if any, on which the shares of the series shall be convertible into our shares of any other class or series or any other securities of ours or of any other corporation;
•	the restrictions on the issuance of shares of the same series or any other class or series; and
•	the voting rights, if any, of the shares of the series.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt.

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Certain Provisions in our Restated Certificate of Incorporation and Amended Bylaws

Our restated certificate of incorporation and amended bylaws contain various provisions intended to (1) promote the stability of our stockholder base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

Classified Board of Directors.  Pursuant to our restated certificate of incorporation and amended bylaws the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes. Each class consists as nearly as possible of one third of the directors. Directors elected by stockholders at an annual meeting of stockholders will be elected by a plurality of all votes cast. The terms of office of the three classes of director will expire, respectively, at our annual meetings in 2018, 2019 and 2020. The term of the successors of each such class of directors will expire three years from the year of election.

Removal of Directors; Vacancies.  Under Delaware law, unless otherwise provided in our restated certificate of incorporation, directors serving on a classified board of directors may be removed by the stockholders only for cause. Our restated certificate of incorporation provides that directors may be removed only for cause upon the affirmative vote of holders of 75% of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our restated certificate of incorporation provides that any vacancy created by removal of a director shall be filled by a majority of the remaining members of the board of directors even though such majority may be less than a quorum.

Special Meetings; Written Consent.  Our restated certificate of incorporation and amended bylaws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of the entire board of directors. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders will be limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our amended and restated certificate provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. Our amended bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.

Our restated certificate of incorporation provides that the affirmative vote of at least 66-2/3 % of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal the provisions of our restated certificate of incorporation with respect to:

•	the election of directors;
•	the right to call a special meeting of stockholders;
•	the right to act by written consent;
•	amending our restated certificate of incorporation or amended bylaws; or
•	the right to adopt any provision inconsistent with the preceding provisions.

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In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our amended bylaws and that the amendment or repeal by stockholders of any of our amended bylaws would require the affirmative vote of at least 66-2/3% of the voting power described above, voting together as a single class.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The foregoing summary is qualified in its entirety by the provisions of our restated certificate of incorporation and amended bylaws, copies of which have been filed with the SEC.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for our common stock and our Class A convertible preferred stock. The transfer agent for any other series of preferred stock that we may offer under this prospectus will be named and described in the prospectus supplement for that series.

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